

June 18, 2015

Via E-mail
Jay Sugarman
Chairman and Chief Executive Officer
iStar Financial Inc.
1114 Avenue of the Americas, 39th Floor
New York, NY 10036

> **Re: iStar Financial Inc.**
> **Schedule TO-I**
> **Filed June 12, 2015**
> **File No. 005-57261**

Dear Mr. Sugarman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please confirm that the HPU Shares are held of record by less than 300 persons.

2.   Please provide an analysis as to the materiality of financial statements, given that the safe harbor of Instruction 2 to Item 10 of Schedule TO does not appear to be available.

3.   Please disclose any material differences in the rights of security holders as a result of the exchange, or advise why you believe that this is not necessary. See Item 1004(a)(1)(x) of Regulation M-A.

Important Procedures, page 8

4.   We note the disclosure in the sixth paragraph of this section. Please provide an analysis as to how limiting participation in this manner is consistent with Rule 13e-4(f)(8)(i). If you are attempting to rely on Rule 13e-4(f)(9)(2), we note that Rule 13e-4(f)(9)(2) is restricted to state law. Refer to Section II.G.1 of SEC Release No. 34-58597 (September 19, 2008) for guidance.

Tender Constitutes an Agreement, page 12

5.   Please delete the language requiring the security holder to acknowledge having read the Offer Letter, and all other acknowledgements that similarly operate as disclaimers or waivers of rights under federal securities laws.

Acceptance of HPU Shares and Issuance of Shares, page 13

6.   Please reconcile the disclosure in this section regarding when shares will be deemed to have been accepted with that appearing in the Election Instructions on page 29.

Conditions; Termination; Waivers; Extensions; Amendments, page 19

7.   We note that the issuer may determine in its "sole judgment" whether certain offer conditions have been satisfied. Please revise to include an objective standard for the determination of whether a condition has been satisfied. In this regard, we also believe that the following statement should be revised: "The determination by us as to whether any condition has been satisfied shall be conclusive and binding on all parties."

Withdrawal and Additional Tenders, page 29

8.   The correct reference for withdrawal rights arising under Rule 13e-4(f)(2)(ii) appears to be any time after August 7, 2015. Please revise this disclosure, or advise how it was determined that August 17, 2015 is the correct date.

Form of Written Confirmation, page 38

9.   We note disclosure that responses submitted by U.S. mail (or other post) are not permitted. This appears inconsistent with disclosure throughout the remainder of the document. Please revise, or provide an analysis as to how the disclosure is consistent.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Kathleen L. Werner, Esq.
        Clifford Chance US LLP